EXHIBIT 21.1

Subsidiaries of the Registrant	State of Incorporation
1) Spacehab Orbital Transportation, Inc.	Delaware
2) Astrogenetix, Inc.	Delaware
3) 1st Detect Corporation	Delaware
4) Agriculture Technology Corporation 5) Medikinetix, Inc.	Delaware
5) Medikinetix, Inc.	Delaware
6) Astral Images Corporation	Delaware
7) Astrotech Technologies, Inc.	Delaware
8) BreathTech Corporation	Delaware
9) AgLAB Inc.	Delaware